CUSIP No. 95058J100

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

THE WENDT-BRISTOL HEALTH SERVICES CORPORATION

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

95058J100

(CUSIP Number)

Charles F. Hertlein, Jr., Dinsmore & Shohl LLP, 1900 Chemed Center, 255 E. Fifth Street, Cincinnati, Ohio 45202 (513) 977-8315

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2000

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. NAME OF REPORTING PERSONS.

JOSHUA DANZIGER

I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS (entities only).

Not applicable

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [ X ]

(b) [ ]

3. SEC USE ONLY ________________________________________________

4. SOURCE OF FUNDS

PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION		U.S.
Number of Shares Beneficially Reporting Owned By Each Person with:	7. SOLE VOTING POWER:	272,037
	8. SHARED VOTING POWER:	- 0 -
	9. SOLE DISPOSITIVE POWER:	272,037
	10. SHARED DISPOSITIVE POWER:	- 0 -

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,776,187

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

42.83%

14. TYPE OF REPORTING PERSON (See Instructions):

IN

1. NAME OF REPORTING PERSONS.

GLORIA M. DANZIGER F/B/O JOSEPH H. DANZIGER AND LISA SCHIFF

I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS (entities only).

Not applicable

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [ X ]

(b) [ ]

3. SEC USE ONLY ________________________________________________

4. SOURCE OF FUNDS

PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION		U.S.
Number of Shares Beneficially Reporting Owned By Each Person with:	7. SOLE VOTING POWER:	180,000
	8. SHARED VOTING POWER:	- 0 -
	9. SOLE DISPOSITIVE POWER:	180,000
	10. SHARED DISPOSITIVE POWER:	- 0 -

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,776,187

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

42.83%

14. TYPE OF REPORTING PERSON (See Instructions):

IN

1. NAME OF REPORTING PERSONS.

JOHN E. DOWNEY TRUST, JOHN E. DOWNEY, TRUSTEE

I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS (entities only).

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [ X ]

(b) [ ]

3. SEC USE ONLY ________________________________________________

4. SOURCE OF FUNDS

PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION		U.S.
Number of Shares Beneficially Reporting Owned By Each Person with:	7. SOLE VOTING POWER:	218,500
	8. SHARED VOTING POWER:	- 0 -
	9. SOLE DISPOSITIVE POWER:	218,500
	10. SHARED DISPOSITIVE POWER:	- 0 -

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,776,187

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

42.83%

14. TYPE OF REPORTING PERSON (See Instructions):

00

1. NAME OF REPORTING PERSONS.

SUE ANN OLSEN

I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS (entities only).

Not applicable

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [ X ]

(b) [ ]

3. SEC USE ONLY ________________________________________________

4. SOURCE OF FUNDS

PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION		U.S.
Number of Shares Beneficially Reporting Owned By Each Person with:	7. SOLE VOTING POWER:	19,075
	8. SHARED VOTING POWER:	- 0 -
	9. SOLE DISPOSITIVE POWER:	19,075
	10. SHARED DISPOSITIVE POWER:	- 0 -

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,776,187

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

42.83%

14. TYPE OF REPORTING PERSON (See Instructions):

IN

1. NAME OF REPORTING PERSONS.

RICHARD H. OLSEN, TRUSTEE F/B/O JOHN R. OLSEN TRUST

I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS (entities only).

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [ X ]

(b) [ ]

3. SEC USE ONLY ________________________________________________

4. SOURCE OF FUNDS

PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION		U.S.
Number of Shares Beneficially Reporting Owned By Each Person with:	7. SOLE VOTING POWER:	18,425
	8. SHARED VOTING POWER:	- 0 -
	9. SOLE DISPOSITIVE POWER:	18,425
	10. SHARED DISPOSITIVE POWER:	- 0 -

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,776,187

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

42.83%

14. TYPE OF REPORTING PERSON (See Instructions):

00

1. NAME OF REPORTING PERSONS.

JOHN T. DOWNEY

DEBORAH M. DOWNEY

I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS (entities only).

Not applicable

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [ X ]

(b) [ ]

3. SEC USE ONLY ________________________________________________

4. SOURCE OF FUNDS

PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION		U.S.
Number of Shares Beneficially Reporting Owned By Each Person with:	7. SOLE VOTING POWER:	17,700
	8. SHARED VOTING POWER:	- 0 -
	9. SOLE DISPOSITIVE POWER:	17,700
	10. SHARED DISPOSITIVE POWER:	- 0 -

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,776,187

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

42.83%

14. TYPE OF REPORTING PERSON (See Instructions):

IN

1. NAME OF REPORTING PERSONS.

JOHN T. DOWNEY C/F JOHN C. DOWNEY

I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS (entities only).

Not applicable

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [ X ]

(b) [ ]

3. SEC USE ONLY ________________________________________________

4. SOURCE OF FUNDS

PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION		U.S.
Number of Shares Beneficially Reporting Owned By Each Person with:	7. SOLE VOTING POWER:	13,250
	8. SHARED VOTING POWER:	- 0 -
	9. SOLE DISPOSITIVE POWER:	13,250
	10. SHARED DISPOSITIVE POWER:	- 0 -

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,776,187

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

42.83%

14. TYPE OF REPORTING PERSON (See Instructions):

IN

1. NAME OF REPORTING PERSONS.

McBRIDGE ADVISORY, LTD.

I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS (entities only).

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [ X ]

[ ]

3. SEC USE ONLY ________________________________________________

4. SOURCE OF FUNDS

PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]


6. CITIZENSHIP OR PLACE OF ORGANIZATION		SWITZERLAND
Number of Shares Beneficially Reporting Owned By Each Person with:	7. SOLE VOTING POWER:	1,623,400
	8. SHARED VOTING POWER:	- 0 -
	9. SOLE DISPOSITIVE POWER:	1,623,400
	10. SHARED DISPOSITIVE POWER:	- 0 -


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,776,187

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

42.83%

14. TYPE OF REPORTING PERSON (See Instructions):

PN

1. NAME OF REPORTING PERSONS.

GERALD F. SCHROER

I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS (entities only).

Not applicable

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [ X ]

(b) [ ]

3. SEC USE ONLY ________________________________________________

4. SOURCE OF FUNDS

PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION		U.S.
Number of Shares Beneficially Reporting Owned By Each Person with:	7. SOLE VOTING POWER:	- 0 -
	8. SHARED VOTING POWER:	413,800
	9. SOLE DISPOSITIVE POWER:	- 0 -
	10. SHARED DISPOSITIVE POWER:	413,800

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,776,187

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

42.83%

14. TYPE OF REPORTING PERSON (See Instructions):

IN

1. NAME OF REPORTING PERSONS.

RENAISSANCE MORTGAGE AND FINANCIAL SERVICES, INC.

I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS (entities only).

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [ X ]

(b) [ ]

3. SEC USE ONLY ________________________________________________

4. SOURCE OF FUNDS

PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION		Ohio, U.S.
Number of Shares Beneficially Reporting Owned By Each Person with:	7. SOLE VOTING POWER:	- 0 -
	8. SHARED VOTING POWER:	413,800
	9. SOLE DISPOSITIVE POWER:	- 0 -
	10. SHARED DISPOSITIVE POWER:	413,800

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,776,187

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

42.83%

14. TYPE OF REPORTING PERSON (See Instructions):

CO

1. NAME OF REPORTING PERSONS.

SCHROER ANCILLARY SERVICES, INC.

I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS (entities only).

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [ X ]

(b) [ ]

3. SEC USE ONLY ________________________________________________

4. SOURCE OF FUNDS

PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION		Ohio, U.S.
Number of Shares Beneficially Reporting Owned By Each Person with:	7. SOLE VOTING POWER:	- 0 -
	8. SHARED VOTING POWER:	413,800
	9. SOLE DISPOSITIVE POWER:	- 0 -
	10. SHARED DISPOSITIVE POWER:	413,800

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,776,187

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

42.83%

14. TYPE OF REPORTING PERSON (See Instructions):

CO

Item 1. Security and Issuer

(a)	Title of the Class of Equity Securities:	Common Stock, par value $.01 per share
(b)	Name and Address of Issuer's Principal Executive Officers:

Sheldon A. Gold, President and Chief Executive Officer

Wendt-Bristol Health Services Corporation

Two Nationwide Plaza, Suite 760

Columbus, Ohio 43215

Marvin D. Kantor, Chairman of the Board

Wendt-Bristol Health Services Corporation

Two Nationwide Plaza, Suite 760

Columbus, Ohio 43215

Reed A. Martin, Executive Vice President and Chief Operating Officer

Wendt-Bristol Health Services Corporation

Two Nationwide Plaza, Suite 760

Columbus, Ohio 43215

Item 2. Identity and Background

The persons filing this Schedule 13D (the "Filers") are:

(1) Joshua Danziger, a citizen of the United States, 1226 East 12th Street, Brooklyn, New York 11230. Mr. Danziger is a private investor. Mr. Danziger has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Danziger has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

(2) Gloria Danziger, a citizen of the United States, 1226 East 12th Street, Brooklyn, New York 11230. Ms. Danziger is a private investor. Ms. Danziger has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Ms. Danziger has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

(3) John E. Downey Trust, c/o Linville Country Club, 803 Crest Trail, Linville, North Carolina 28646. John E. Downey is the sole trustee of the John E. Downey Trust. Mr. Downey has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Downey has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

(4) Sue Ann Olsen, a citizen of the United States, 24 Bal Bay Drive, Bal Harbour, Florida 33154. Ms. Olsen is a private investor and employee of Saks in Florida. Ms. Olsen has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Ms. Olsen has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

(5) The John R. Olsen Trust, 24 Bal Bay Drive, Bal Harbour, Florida 33154. Richard H. Olsen is the sole trustee of the John R. Olsen Trust. Mr. Olsen has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Olsen has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

(6) John T. Downey, a citizen of the United States, 6500 SW 126 Street, Miami, Florida 33156. Mr. Downey is a private investor and an owner of R&S Construction Company in Miami, Florida. Mr. Downey has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Downey has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

(7) Deborah M. Downey, a citizen of the United States,6500 SW 126 Street, Miami, Florida 33156. Ms. Downey is a private investor and an owner of R&S Construction Company in Miami, Florida. Ms. Downey has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Ms. Downey has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

(8) McBridge Advisory, Ltd. ("McBridge"), Via Lavizzari 3, P.O. Box 2527, 6901 Lugano, Switzerland. McBridge is a corporation incorporated under the laws of Ireland is engaged in the investment business. The directors of McBridge is Sr. Clemente Del Ponte. To the knowledge of McBridge, Sr. Del Ponte has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The shares owned by McBridge reported herein include 24,000 shares beneficially owned by Sr. Del Ponte's wife in the form of stock warrants, to which Sr. Del Ponte and McBridge disclaim beneficial ownership.

(9) Gerald F. Schroer, a citizen of the United States, 20700 Beach Cliff Boulevard, Rocky River, Ohio 44116. Mr. Schroer is a private investor and the owner and operator of nursing homes in Ohio. Mr. Schroer has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Schroer has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

(10) Renaissance Mortgage and Financial Services, Inc. ("Renaissance"), 20700 Beach Cliff Boulevard, Rocky River, Ohio 44116. Renaissance is an Ohio corporation engaged in mortgage and financial services. Renaissance is a private corporation owned equally by Gerald F. Schroer and Susanne F. Schroer. The directors and officers of Renaissance are Gerald F. Schroer, Chairman and Treasurer, Susanne F. Schroer, Vice President and Secretary and William E. Reuscher, President. To the knowledge of Renaissance, none of the directors or officers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and none have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in their being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(11) Schroer Ancillary Services, Inc. ("SAS"), 20700 Beach Cliff Boulevard, Rocky River, Ohio 44116. SAS is an Ohio corporation engaged in the sale of supplies and billing services. SAS is a private corporation owned by various members of the Schroer family. The directors and officers of SAS are Gerald F. Schroer, Chairman and Treasurer, Susanne F. Schroer, Vice President and Secretary and Gerald F. Schroer, Jr., President. To the knowledge of SAS, none of the directors or officers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and none have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in their being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

Each of the Filers acquired securities held by each of the Filers as of the date of this Schedule 13D by means of personal funds.

Item 4. Purpose of Transaction

The Filers have agreed to vote securities beneficially owned by the Filers to elect a slate of directors as mutually agreed by the Filers. Additionally, John Downey is investigating, on behalf of the Filers, potential claims of the Wendt-Bristol Health Services Corporation and/or its stockholders against certain directors and/or officers of the corporation and the Filers intend to pursue such claims.

Item 5. Interest in Securities of Issuer:

(a)	(i)	Amount Beneficially Owned:	2,776,187
	(ii)	Percent of Class:	42.83%
(b)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote:	- 0 -
	(ii)	shared power to vote or to direct the vote:	2,776,187
	(iii)	sole power to dispose or direct the disposition of:	- 0 -
	(iv)	shared power to dispose or direct the disposition of:	2,776,187


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

Not applicable

ITEM 7. Material to be Filed as Exhibits:

Not applicable

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose name appears below hereby constitutes and appoints Charles F. Hertlein, Jr. and Thomas C. Buckley, as his true and lawful attorneys-in-fact and agent, with full power of substitution, to sign and execute on behalf of the undersigned any amendment or amendments to this Schedule 13D, and to perform any acts necessary to be done in order to file such amendment with exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, and each of the undersigned does hereby ratify and confirm all that said attorneys-in-fact and agent, or their substitutes, shall do or cause to be done by virtue hereof.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 11, 2000


/s/Joshua Danziger

------------------------------------------

Joshua Danziger

/s/Gloria Danziger

------------------------------------------

Gloria Danziger for the benefit of

Joseph H. Danziger and Lisa Schiff

The John E. Downey Trust

/s/John E. Downey

------------------------------------------

John E. Downey, Trustee

/s/Sue Ann Olsen

------------------------------------------

Sue Ann Olsen

John R. Olsen Trust

/s/Richard H. Olsen

------------------------------------------

Richard H. Olsen, Trustee

/s/John T. Downey

------------------------------------------

John T. Downey

/s/Deborah M. Downey

------------------------------------------

Deborah M. Downey

John T. Downey C/F John C. Downey

/s/John T. Downey

------------------------------------------

John T. Downey

McBridge Advisory, Ltd.

/s/Clemente Del Ponte

------------------------------------------

Name: Clemente Del Ponte

Title: Director

/s/Gerald F. Schroer

------------------------------------------

Gerald F. Schroer

Renaissance Mortgage and Financial Services, Inc.

/s/Gerald F. Schroer

------------------------------------------

Name: Gerald F. Schroer

Title: Treasurer

Schroer Ancillary Services, Inc.

/s/Gerald F. Schroer

------------------------------------------

Name: Gerald F. Schroer

Title: Treasurer
